

New York Stock Exchange
11 Wall Street
New York, NY 10005

June 9, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the following securities of SPLASH BEVERAGE GROUP, INC., under the Exchange Act of 1934:

- Common Stock, no par value per share

- Warrants to purchase one whole share of Common Stock at an exercise price of $6.87

Sincerely,

An Intercontinental Exchange Company